U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
        of 1935 or Section 30(f) of the Investment Company Act of 1940


     1. Name and Address of Reporting Person

        Lapidus     Sidney
        (Last)      (First)   (Middle)

        466 Lexington Avenue
        (Street)

        New York,     NY        10017
        (City)       (State)    (Zip)

     2. Date of Event Requiring Statement
        (Month/Day/Year)

        05/07/97

     3. IRS or Social Security Number of Reporting Person (Voluntary)


     4. Issuer Name and Ticker or Trading Symbol

        Journal Register Comapny / JRC

     5. Relationship of Reporting Person to Issuer (Check all applicable)

        /X/ Director
        /X/ 10% Owner
        / / Officer (give title below)
        / / Other (specify below)

     6. If Amendment, Date of Original (Month/Day/Year)

     7. Individual or Joint/Group Filing

        /X/  Form filed by one reporting person
        / /  Form filed by more than one reporting person


    Table I -- Non-Derivative Securities Beneficially Owned
    1. Title of Security    2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial
       (Instr. 4)              Beneficially Owned        Form: Direct         Ownership (Instr. 5)
                               (Instr. 4)                (D) or Indirect
                                                         (I) (Instr. 5)
    ---------------------------------------------------------------------------------------------------------
       Common Stock,                37,864,177                   I              By Warburg, Pincus Capital
       $.01 par value                                                           Partners, L.P., Warburg,
                                                                                Pincus Capital Company, L.P.,
                                                                                and Warburg, Pincus Investors,
                                                                                L.P. (1)
    ---------------------------------------------------------------------------------------------------------

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
    Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
    * If the form is filed by more than one reporting person, see Instruction 5(b)(v).


    FORM 3 (Continued)

    Table II--Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
    1. Title of Derivative   2. Date Exer-   3. Title and Amount of   4. Conver-     5.  Owner-     6.  Nature of
       Security (Instr. 4)      cisable and     Securities Underlying    sion or         ship           Indirect
                                Expiration      Derivative Security      Exercise        Form of        Beneficial
                                Date            (Instr. 4)               Price of        Deriv-         Ownership
                                (Month/Day/                              Deri-           ative          (Instr. 5)
                                Year)                                    vative          Security:
                                                                         Security        Direct
                                Date    Expira-    Title       Amount                    (D) or
                                Exer-   tion                   or                        Indirect
                                cisable Date                   Number                    (I)
                                                               of                        (Instr. 5)
                                                               Shares
    --------------------------------------------------------------------------------------------------------------

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
    Explanation of Responses:

    (1) The sole general partner of each of Warburg, Pincus Capital Company, L.P. ("WPCC"), Warburg, Pincus Capital Partners, L.P. ("WPCP") and Warburg, Pincus Investors, L.P. ("Investors") is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and may be deemed to control it. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), many of whose members are also general partners of WP, manages WPCC, WPCP and Investors. WP has a 20% interest in the profits of each of WPCC, WPCP and Investors as the general partner. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), WP may be deemed to be the beneficial owner of the Shares held by each of WPCC, WPCP and Investors.
    WP disclaims beneficial ownership of such Shares except to the extent of any indirect pecuniary interest therein. Mr. Lapidus, a director of the Issuer, is a general partner of WP and a member of EMW. As such, Mr. Lapidus may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the Shares beneficially owned by WPCC, WPCP, Investors, EMW and WP. Mr. Lapidus disclaims beneficial ownership of such Shares except to the extent of any indirect pecuniary interest therein.



                               BY: /s/ Sidney Lapidus         5/7/97
                               ** Signature of Reporting      Date
                                  Person





    ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
    Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.